Exhibit (a)(1)(H)

To: All US Employees and IMDs

Subject: Continuing to Strengthen Our Financial Foundation

I’m writing to share an update as we continue to build a stronger, more flexible Scholastic for the years ahead.

As you know, in December we completed the sale-leaseback of our New York headquarters and Jefferson City distribution center, generating more than $400 million in net proceeds for the company. This was an important step in optimizing our balance sheet to support our capital allocation priorities: 1) investing in growth opportunities; 2) maintaining a strong, flexible balance sheet; and 3) using excess cash to enhance shareholders’ returns, through our dividend and share repurchases

Since December, we have already returned approximately $147 million to shareholders through open-market share repurchases.

We are now taking additional steps to build on this disciplined progress and ensure that together we continue to build and grow a sustainable business that, as it has for more than a hundred years, stands for literacy, creativity, and the power of quality books and educational resources.

First, we introduced, for the first time, long-term targets for net leverage (debt) of 2.0 to 2.5 times Scholastic’s Adjusted EBITDA. Adjusted EBITDA is a key measure of our operating performance and financial flexibility, commonly used by many companies.

In simple terms, this sets a strategy for how we intend to use our balance sheet over time — maintaining a modest healthy level of debt relative to our earnings, while putting more of our shareholders’ capital to work by investing in the business to support growth and enhance returns.

Second, our Board authorized a $200 million Modified Dutch Auction Tender Offer, which launched this morning, as part of a total $300 million authorization for share repurchases.

The tender offer allows shareholders to sell some or all of their Scholastic shares back to the company at a price within a defined range, according to standard regulatory requirements. The offer price range has been set to $36.00 to $40.00 per share, and remains open until April 20, 2026, subject to customary conditions. Assuming it’s fully subscribed, the tender offer would represent approximately 25% of Scholastic’s shares outstanding as of the end of the third quarter.

The tender offer reflects our confidence in the strength of our business and our belief that investing in our own shares is an attractive and disciplined use of capital. Please note that employees who hold shares through Scholastic’s 401(k) plan will receive separate information with additional details.

These actions are designed to further strengthen the financial foundation of the company. By addressing our capital structure now, we are working to ensure the organization remains resilient and capable of doing the work that matters — for children, families, and the educators who rely on us. Thank you, as always, for your dedication and the work you do every day.